August 31, 2018

Peter Matt
Chief Financial Officer
Constellium N.V.
Tupolevlaan 41-61,
1119 NW Schiphol-Rijk
The Netherlands

       Re: Constellium N.V.

Dear Mr. Matt:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2017

Note 17 - Investments Accounted for Under the Equity Method, page F-40

1. We note that you account for your 51% interest in the joint venture with UACJ using the equity method. Please tell us the factors you considered in determining that consolidation of this joint venture was not required. Please explain your basis for concluding consolidation is not required and how you considered the factors in paragraph 7 of IFRS
      10.
General

2. On pages 37 and 40, you identify Airbus, Daimler AG, BMW, Volkswagen and the PSA
      Group as customers.Each of these companies includes your products in its own products, and each sells its products in Syria and/or Sudan.Syria and Sudan are designated by the
      U.S. Department of State as state sponsors of terrorism, and are subject to U.S. sanctions and/or export controls. You do not provide disclosure about these countries in your Form
 Peter Matt
Constellium N.V.
August 31, 2018
Page 2
         20-F. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and/or Sudan, including with their governments, whether through subsidiaries, distributors, resellers, or other direct or indirect arrangements.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772, or in her absence,
Nudrat Salik, Staff Accountant, at (202) 551-3692, or Terence O'Brien, Accounting Branch
Chief, at (202) 551-3355 with any questions.



                                                               Sincerely,
FirstName LastNamePeter Matt
                                                               Division of
Corporation Finance
Comapany NameConstellium N.V.
                                                               Office of
Manufacturing and
August 31, 2018 Page 2                                         Construction
FirstName LastName